Exhibit 99.1

For immediate release

BCE announces redemption of Series AO Preferred Shares

MONTRÉAL, February 24, 2022 – BCE Inc. (BCE or the Corporation) announced today that it intends to redeem all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (the “Series AO Preferred Shares”) on March 31, 2022 at a redemption price of $25.00 per Series AO Preferred Share, less any taxes required to be deducted and withheld by the Corporation.

On February 2, 2022, the board of directors of the Corporation declared a quarterly dividend of $0.26625 per Series AO Preferred Share. This will be the final dividend on the Series AO Preferred Shares and will be paid in the usual manner on March 31, 2022 to shareholders of record as of February 28, 2022. After March 31, 2022, the Series AO Preferred Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

A notice of the redemption of the Series AO Preferred Shares will be provided in accordance with the rights, privileges and conditions attached to the Series AO Preferred Shares. Beneficial holders of Series AO Preferred Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca @Bell_News

Investor inquiries:

Richard Bengian

514-786-8219

richard.bengian@bell.ca